Exhibit 99.1

For Immediate Release

SuperCom Completes Acquisition of Cyber Security Company - Prevision Ltd.

Accretive and synergistic acquisition broadens solutions offering with complimentary cyber security capabilities

Herzliya, Israel & New York, NY, November 17, 2015 – SuperCom Ltd (NASDAQ: SPCB), a global provider of secure solutions for National ID, Public Safety, HealthCare, and Finance sectors, announced today that it has completed the acquisition of Cyber Security company - Prevision Ltd. (Prevision).

“This strategic, synergistic and accretive acquisition bolsters our value proposition with the ability to offer advanced Cyber Security services and capabilities as part of our comprehensive security solution,” said Arie Trabelsi, CEO of SuperCom. “Furthermore, we expect to leverage Prevision's expertise to enhance the security levels in our existing product platforms and unlock synergies that will accelerate our growth.”

Prevision is an international provider of cutting-edge Cyber Security services and solutions based on leading methodologies and best practices in information security and cyber doctrine. Prevision specializes in protecting strategic assets for governments, and large enterprises in various domains including critical infrastructure, finance and telecom, with a customer portfolio in Israel, South America, Europe and Asia. The company is based in Herzliya, Israel.

Prevision generated approximately $2 million in revenues for the 12 month period ending December 31, 2014, with net income of approximately $0.5 million.

In consideration for the acquisition, SuperCom paid $1.1 million in cash and a contingent annual earn-out of approximately $250,000 for the next four years.

SuperCom is currently presenting its innovative Cyber Security solutions, including SafeMobile, a unique Cyber Security suite for comprehensive mobile device security, and Prevision’s offerings at the CARTES SECURE CONNEXIONS 2015 event in Paris, France on November 17-19 2015. SuperCom´s booth will be located in Hall 3 at Stand E 012.

The SafeMobile Suite is a flexible solution that safeguards against major threats such as reverse engineering, man-in-the-middle attacks, and server tampering, SafeMobile is an excellent solutions for protecting the critical assets of many businesses including financial and health care institutions, as well as governments. The solution also includes the following:

✓	Cyber Secure Gateway, a strong encryption and identity authentication tools for secure mobile traffic

✓	Cyber Secure Mobile Client, easily integrated into any mobile application or platform

✓	Cyber Secure CA for device certification into the SafeMobile environment

✓	Cyber Device Registrar, a secure device storage management solution

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, North America
Hayden IR
(646) 536.7331 / (646) 415.8972	(212) 675-4606
spcb@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

2